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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

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1.   Name and Address of Reporting Person*

     Plesner                         Anthony             C.
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     (Last)                         (First)             (Middle)

     c/o 24/7 Real Media, Inc.
     1250 Broadway
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                                    (Street)

     New York                        NY                   10001
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     (City)                         (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     24/7 Real Media, Inc. ("TFSM")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

     March 2002
     ----------
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chief Operating Officer
          -----------------------
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
================================================================================

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                          4.                          5.             6.
                                                          Securities Acquired (A)     Amount of      Owner-
                                             3.           or Disposed of (D)          Securities     ship
                                             Trans-       (Instr. 3, 4 and 5)         Benefi-        Form:       7.
                               2.            action       -----------------------     cially         Direct      Nature of
1.                             Transaction   Code                                     Owned at End   (D) or      Indirect
Title of Security              Date          (Instr. 8)              (A)              or Month       Indirect    Beneficial
(Instr. 3)                     (Month/       ----------              or               (Instr. 3      (I)         Ownership
                               Day/Year)     Code  V      Amount     (D)   Price      and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

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Common Stock,
par value
$.01 per share                  3/29/02      I             36,232     A     $0.23      36,232         D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

                                                                      (Over)
                                                             SEC 1474 (7-96)

                                     1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Options
(right to                                                                       Common
purchase)                             A    V    400,000       (1)     (1)       Stock    400,000 $0.23
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Stock Options
(right to                                                                       Common
purchase)                             A5        157,500       (2)     (2)       Stock     157,500  (2)     557,500   D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Explanation of Responses:

     (1) Issued under the 24/7 Media, Inc. 1998 Stock Incentive Plan on January 1, 2002; 331/3 vested immediately and the remainder vests at the rate of 8.333% per quarter over the next 8 quarters, subject in certain instances to acceleration upon achievement of operating targets, and are exercisable for a period of ten years from the date of grant.

     (2) Issued under the 24/7 Media, Inc. 1998 Stock Incentive Plan on January 1, 2001; 1/3 of the grant is exercisable at each of $0.53, $1.25 and $2.00; vests at the rate of 8.333% per quarter over 12 quarters, and are exercisable for a period of ten years from the date of grant.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


**Signature of Reporting Person              Date:  April 8, 2002

   /s/ Anthony C. Plesner
--------------------------------
       Anthony C. Plesner



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.